Exhibit 3

ANNUAL INFORMATION FORM

For the year ended June 30, 2009

August 26, 2009

TABLE OF CONTENTS

CORPORATE STRUCTURE	4
NAME, ADDRESS AND BACKGROUND INFORMATION	4
INTERCORPORATE RELATIONSHIPS	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
THREE YEAR HISTORY	5
ACQUISITIONS	6

DESCRIPTION OF THE BUSINESS	7
GENERAL	7
OPERATIONS	7
CORPORATE OFFICE	9
RISK FACTORS	9

DIVIDENDS	13

DESCRIPTION OF CAPITAL STRUCTURE	13
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	13

MARKET FOR SECURITIES	14
TRADING PRICE AND VOLUME	14

DIRECTORS AND OFFICERS	15
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	17
CONFLICTS OF INTEREST	17

LEGAL PROCEEDINGS	18

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	19

TRANSFER AGENTS AND REGISTRARS	19

EXPERTS	19

AUDIT COMMITTEE INFORMATION	19

ADDITIONAL INFORMATION	21

APPENDIX “A” — AUDIT COMMITTEE CHARTER	22

Non-GAAP Financial Measures

This Annual Information Form (“AIF”) refers to certain financial measures that are not determined in accordance with generally accepted accounting principles (“GAAP”) in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Extraordinary Items, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue.  Average revenue is defined as revenue for the period divided by the number branches. “Branch operating income” (“BOI”) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results of its operational and financial position.

Readers are cautioned that non-GAAP measures used herein are not alternatives to measures under GAAP and should not, on their own, be construed as indicators of the Company’s performance or cash flows, measures of liquidity or as measures of actual return on the Company’s common shares. These non-GAAP measures, as presented, should only be used in conjunction with the consolidated financial statements of the Company. See “Risk Factors”.

Cautionary Statement Regarding Forward-looking Information

This AIF contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals, and third party consents and other factors described elsewhere herein and in other documents of the Company filed on SEDAR at www.sedar.com.  Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

CORPORATE STRUCTURE

Name, Address and Background Information

The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”), formerly, Rentcash Inc. operates in the business of brokering short-term payday advances through its subsidiaries.  In this AIF, references to Cash Store Financial or the Company include its subsidiaries unless the context requires otherwise.

The Cash Store Financial Services Inc. was incorporated on February 23, 2001, under the Business Corporations Act (Ontario) (the “OBCA”), as B&B Capital Corporation. On August 1, 2001, B&B Capital Corporation changed its name to “Rentcash Inc.” and subsequently amalgamated with Larkfield Capital Corp. (“Larkfield”), under the OBCA, effective January 17, 2002 (the “Amalgamation”), with the amalgamated company continuing as Rentcash Inc. Larkfield was incorporated under the Company Act (British Columbia) on May 15, 2000 under the name Willow Creek Capital Corp (“Willow Creek”).  The name of Willow Creek was changed to “Larkfield Capital Corp.” on August 24, 2000 and Larkfield was subsequently continued into Ontario under the OBCA, effective January 15, 2002.

Pursuant to the Amalgamation, each common share of Rentcash was exchanged for one common share of the Company and each three common shares of Larkfield were exchanged for one common share of the Company.

The Company changed its name on March 31, 2008, from Rentcash Inc. to “The Cash Store Financial Services Inc.” in connection with the “spin off”.  Cash Store Financial’s common shares (the “Common Shares”) are traded on the Toronto Stock Exchange (“TSX”) under the symbol “CSF”, formerly “RCS”.

On March 31, 2008 (pursuant to a Plan of Arrangement (the “spin off”)), the Company separated its rental business and certain of its assets and liabilities into an independent, publicly-traded company. Each existing shareholder of The Cash Store Financial Services Inc. received one common share of Insta-Rent for each Common Share held on March 31, 2008.

The registered office of the Company is located at Scotia Plaza, Suite 2100, 40 King Street West, Toronto, Ontario M5H 3C2. The head office of the Company is located at 17631-103 Avenue, Edmonton, Alberta, Canada T5S 1N8.

Intercorporate Relationships

Cash Store Financial’s principal direct and indirect subsidiaries are as set forth in the following chart.  The Company owns 100% of the issued and outstanding shares of each principal subsidiary.  The Cash Store Inc., in turn, owns 100% of the issued and outstanding shares of its subsidiaries.  Included in parenthesis within the corporate organization chart is the respective province or country of incorporation of each entity:

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Cash Store Financial is one of the largest operators of payday advance branches in Canada. The Company operates in all provinces and territories of Canada other than Quebec and Nunavut. The Company’s overall operating strategy is to fulfil the needs of a large segment of the population that are not being met by traditional financial institutions.

The Company’s number of branches in operation has grown to 424 as at June 30, 2009, which compares to 338 as at June 30, 2006. The strategic approach has been to grow rapidly and secure a dominant market footprint, then build revenues, followed by infrastructure enhancements and product diversification.  The Company’s associates at branch level along with regional managers have grown from a staff of 1,300 in late fiscal 2006 to a staff of over 1,500 by 2009.

The Company’s corporate office has grown from a staff of 60 in late fiscal 2006 to a staff of over 100 by 2009.  The increase reflects management’s approach of adding infrastructure for future growth, namely the strengthening of management and staff in key areas including operations, business development, and in our national collection center.

Regulations

The Minister of Justice and Attorney General of Canada introduced Bill C-26, An Act to amend the Criminal Code (criminal interest rate), in the House of Commons on October 6, 2006. This enactment amends the Criminal Code of Canada by exempting persons from the application of section 347 of the Code in respect of agreement for small, short-term loans (“Payday Loans”). The Bill received Royal Assent on May 3, 2007.  Bill C-26 is designed to exempt Payday Loans from criminal sanctions in order to facilitate provincial regulation of the Payday Loan industry.

Section 347 of the Code makes it an offence to enter into an agreement or arrangement to receive, or to actually receive, “interest” on credit in excess of 60 per cent per annum of the total value of the credit advanced.  Payday lending and a variety of other short-term financing arrangements were inadvertently caught under this legislative scheme for exceeding the criminal interest rate.  Bill C-26 was enacted to rectify this discrepancy. Bill C-26 introduced section 347.1 of the Code, which retains the definition of “interest” found in section 347. The new section also defines a “payday loan” as, “an advancement of money in exchange for a post-dated cheque, a preauthorized debit or a future payment of a similar nature but not for any guarantee, suretyship, overdraft protection or security on property and not through a margin loan, pawnbroking, a line of credit or a credit card.” Section 347.1 further provides that, the federal government will exempt a payday lender from criminal interest rate provisions if:

a)              the loan is for $1,500 or less and the term of the agreement is for 62 days or less;

b)             the lender is licensed or otherwise specifically authorized under the laws of a province to enter into the loan agreement; and

c)              the province is designated by the federal government.

In order for a province to be designated by the Governor in Council, the province must:

a)              request, through its Lieutenant Governor in Council, the federal designation;

b)             enact legislative measures that protect recipients of payday loans; and

c)              provide for limits on the total cost of borrowing under payday loan agreements.

Essentially, the exemption applies to payday loan companies licensed by any province that has legislative measures in place designed to protect consumers and limit the overall cost of loans.

The Cash Store Financial Services Inc. (“TCSF”) has indicated its support of the amendments to section 347 of the Code as well as provincial industry regulation. The company is, and has been, in compliance with section 347 of the Code, a position maintained throughout the three class proceedings in which it has been involved. The settlement of class proceedings in British Columbia and Ontario did not require any substantive changes to the company’s operating model.

Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry.  These measures will include rate caps and a ban on rollovers. With the exception of Manitoba, New Brunswick, PEI and Newfoundland, all Provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of calendar 2009.  While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. The Company expects regulation to be positive for its operations and anticipates that it will be able to accommodate its business model to anticipated rate caps.  In addition, the Company’s voluntary implementation of a prohibition on the provision of rollovers has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

To date the following rate caps have been announced, but are not yet in force:  British Columbia: $23 per hundred dollars loaned; Ontario: $21 per hundred dollars loaned; Alberta: $23 per hundred dollars loaned.  As at July 1, 2009, Nova Scotia has announced and put into force a rate cap of $31 per hundred dollars loaned.

Acquisitions

On July 15, 2008, the Company acquired all the business assets of Continual Cash Ltd. representing four branches in Alberta, a customer list in Manitoba, and one branch in British Columbia from Marlow Holdings Inc. for total consideration of $214,000. Continual Cash Ltd. and Marlow Holdings Inc. operated in the payday and short-term loan industry.

On November 14, 2008, the Company acquired all the business assets of Consolidated Financial Corp. representing ten branches in British Columbia, and two branches in each of Alberta and Ontario for total consideration of $652,000. Subsequently, the Company consolidated four of the locations with nearby branches. Consolidated Financial Corp. (“Yellow Cash Centers”) operated in the payday and short-term loan industry.

DESCRIPTION OF THE BUSINESS

General

Cash Store Financial operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate payday advance services to income-earning customers.

As at June 30, 2009, Cash Store Financial operated 424 (2008 - 384) payday branches across Canada. The Company employed over 1,600 associates across Canada. The branch count by province for the year ended June 30, 2009 was as follows:

Province	Branches
British Columbia	86
Alberta	113
Saskatchewan	17
Manitoba	30
Ontario	134
New Brunswick	12
Nova Scotia	17
Prince Edward Island	3
Newfoundland and Labrador	10
Northwest Territories	1
Yukon	1
Total	424

Operations

Summary

For the fiscal year ended June 30, 2009, the Company’s operations generated revenues of $150.3 million, compared to $130.6 million for the fiscal year ended June 30, 2008.

The Company, through its The Cash Store and Instaloans banners, acts as a broker on behalf of consumers seeking short-term cash advances with third party lenders without having to provide a credit history or security on the loan. In terms of process, after an application is completed and other relevant information is obtained from a customer, the Company brokers the customer’s loan request to third party lenders. Based on approval criteria established by third party lenders, customers are assessed as to eligibility for an advance. If approved, the Company provides the lender’s loan documentation to the customer. Upon fulfillment of the loan documentation requirements, the Company is authorized by the lender to forward the cash advance to the customer on behalf of the lender. When an advance becomes due and payable, the customer must make repayment of the principal and interest owing to the lender through the Company, which, in turn, remits the funds to the third party lender. If there is difficulty with the collection process, the customer’s account may be turned over to an independent collection agency.

The Company typically arranges for advances to customers ranging from $100 to $1,500. In order to receive an advance, a consumer is required to provide proof of income, copies of recent bank statements, current proof of residence, and current telephone and utility bills, and to write a cheque or executed a pre-authorized debit agreement for the amount of the advance plus the third party lender’s pre-calculated interest. Deposit of the cheque is deferred until the due date of the loan which is the consumer’s next payday (normally seven to 14 days, but no later than 31 days). The cheque is not post-dated. When the agreement expires, the cheque may be deposited to repay the advance or the consumer may redeem the cheque by paying cash in the amount of the cheque.

Customers have the option to receive their advance through either a cheque from the third party lender or to have the funds loaded on a private labelled debit card or a prepaid credit card offered by the Company through an arrangement with a third party service provider. This arrangement allows the branches to load cash advances and other amounts onto a debit card. The customer can then immediately use the debit card at any ABM or point of sale terminal in Canada where traditional debit cards are accepted.

As at June 30, 2009, the Company operated 424 branches, which are located primarily in strip malls that are located in high traffic areas. Branches are open seven days a week, where permitted by law, with operating hours from 9 am to 8 pm Monday to Friday, 9 am to 5 pm on Saturdays and 11 am to 4 pm on Sundays. Typically, the branches range in size from 500 to 1,500 square feet.

There is some seasonality in the Company’s business.  Historical results lead the Company to believe that its revenues are generally stronger in the first and fourth quarters followed by the second and third quarter.

Competition

Competition for the Company exists in the payday cash advance market with the Company having a market share of approximately 29% by branches. It is estimated that there are approximately 1,500 payday advance branches across Canada. The Company’s biggest competitor is Dollar Financial Corp., a U.S.-based public company. Dollar Financial operates approximately 461 branches in Canada under the banner “Money Mart”. This includes 33 branches in Quebec which do not provide payday loans. “Cash Money” is the next largest operator in Canada with 104 branches. The rest of the market consists of small, single store operations and regional operations that may have a number of payday loan branches in a given region. Competition also comes from companies, such as cheque cashers, pawnshops, rental stores and others, that offer the payday advance service as an ancillary service. Several companies also provide payday advances via the Internet.

The regulatory environment in Canada is stabilizing. The Company will likely face increased competition from both U.S. and Canadian based companies as a result. The recent passing of regulations by most provinces now allows for a more stable environment. The largest payday lender in the U.S., “Advance America, Cash Advance Centers, Inc.”, has already entered the Canadian market. Additional information on U.S. companies operating in the payday lending business is included in the table below. This information is provided for reference only and is based on publicly available information as at the date hereof and is not intended to be exhaustive.

Company Name	Approximate Market Cap. as of June 30, 2009	Estimated number of locations as at June 30, 2009	Rank by revenue	Stock Symbol and Stock Exchange
Advance America, Cash Advance Centers, Inc.	US $273 million	2,820	1	AEA (NYSE)
Ace Cash Express, Inc.	N/A	1,718 (January 26, 2009)	3	N/A - private
Dollar Financial Corp	US $332 million	1,078 (1,264 in total with franchise locations included)	2	DLLR (Nasdaq)
QC Holdings Inc.	US $90 million	563	4	QCCO (Nasdaq)

New Products

During the year, the Company launched a term loan product on a test basis.  Twelve branches throughout the year offered a term loan product, which consist of loans up to $3,000 with equal payments of principle and interest over four, six or twelve months.

Suppliers and Contractual Business Arrangements

The Company does not fund payday advances made to its customers. All payday advances made to the Company’s customers are provided by independent third party lenders. The payday advances made to the Company’s customers are repayable solely to the third party lenders and are assets of the third party lenders; accordingly, they are not included in the Company’s consolidated financial statements. To facilitate the short-term advance business, the

Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to customers. The Company believes that its current arrangements with third party lenders are satisfactory to meet near-term future requirements and that it will be able to successfully source additional funds from either existing third party lenders or from new third party lenders in order to meet the longer-term requirements of the Company’s customers. The absence of third party lenders willing to lend to customers could have a material adverse impact on the Company’s business.

The Company has a contractual arrangement with a third party provider of debit card, prepaid credit card, point-of-sale and other electronic payment services. The Company is dependent on this supplier as a majority of the advances provided to customers by the third party lenders are completed through the debit card and prepaid credit card services offered by this supplier.  While there are a number of suppliers of these services, any adverse condition experienced by the existing supplier could have a material adverse impact on the operations of the Company.

Associates

As of June 30, 2009, The Company had approximately 1,600 full-time and part-time associates.

Foreign Operations

The Company has an investment in The Cash Store Australia Holdings Inc. that currently operates 31 branches in Australia under the name “The Cash Store Pty.” which is a subsidiary of The Cash Store Australia Holdings Inc. The Company owns approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc.

Corporate Office

The Company’s corporate office performs corporate, compliance, management and administrative functions. The corporate office is a management group that oversees the operations of all subsidiaries in conjunction with the Company’s responsibilities as a public company. As of June 30, 2009, the corporate office had approximately 100 full-time and part-time associates.

Risk Factors

The Company’s business is subject to risks and uncertainties that could result in material adverse effects on the Company’s business and financial results. Risks and uncertainties specific to each of the operating segments are outlined below.

Regulatory Environment

The Company’s operations are subject to various federal and provincial laws and regulations. The laws and regulations are subject to change which could impose significant costs or limitations on the way the Company conducts or expands its business.

The Minister of Justice and Attorney General of Canada introduced Bill C-26, An Act to amend the Criminal Code (criminal interest rate), in the House of Commons on October 6, 2006. This enactment amends the Criminal Code of Canada by exempting persons from the application of section 347 of the Code in respect of agreement for small, short-term loans (“Payday Loans”). The Bill received Royal Assent on May 3, 2007 Bill C-26 is designed to exempt Payday Loans from criminal sanctions in order to facilitate provincial regulation of the Payday Loan industry.

Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry.  These measures will include rate caps. With the exception of Manitoba, New Brunswick, PEI, Newfoundland, all Provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of calendar 2009.  While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. As such, we anticipate the rate caps will not have a material negative impact on the business.

To date the following rate caps have been announced, but are not yet in force:  British Columbia: $23 per hundred dollars loaned; Ontario: $21 per hundred dollars loaned; Alberta: $23 per hundred dollars loaned.  Nova Scotia has announced and put into force a rate cap of $31 per hundred dollars loaned. These rate caps apply on a per loan basis, regardless of term.

There is a risk given that the payday loan industry is subject to various federal and provincial laws and regulations and that the laws and regulations are subject to change and could impose unforeseen costs or limitations on the industry.

There continues to be significant litigation and regulatory proceedings against payday advance businesses in the U.S. These proceedings have caused payday loan companies to suspend or permanently cease operations in certain states. Class action litigation proceedings are underway against most of the significant payday advance businesses in Canada; including the Company (see the “Legal Proceedings” section of this document for additional information).

Third Party Lenders/Retention Payments

The Company does not fund any short-term advances; all funding is provided by independent third party lenders. As a result, the Company’s business is highly dependent on third party lenders that are willing to make significant funds available for lending to the Company’s customers. There are no assurances that the existing or new third party lenders will continue to make funds available to the Company’s customers. Any reduction or withdrawal of funds could have a significant material adverse impact on the Company’s results of operations and financial condition.

To facilitate the short-term advance business, the Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements.  In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the Company’s operations may be liable to the lenders for losses they have incurred. The contingent risk is the balance of the third party lenders’ loan portfolio which totalled approximately $71 million as at June 30, 2009 (2008 - $58 million).

While no claims have been made by the third party lenders to date, pursuant to these agreements between the parties and the third party lenders, there have not been any guaranteed returns. The Company has made the decision to voluntarily make retention payments to the lenders to lessen the impact of the loan losses experienced by the third party lenders. The retention payments are made pursuant to a resolution approved by the Company’s board of directors which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers.

Class Action Lawsuits and General Litigation

The Company’s businesses are subject to lawsuits and regulatory proceedings that could generate adverse publicity and cause the Company to incur substantial legal expenditures. Class action litigation proceedings are underway against most of the significant payday advance businesses in Canada, including proceedings against the Company in Alberta and British Columbia.  (See the “Legal Proceedings” section of this document for further information on the proceedings against the Company.)  Failure by the Company to successfully defend itself in any of the currently filed class action lawsuits or future actions could have a material adverse effect on the Company’s results of operations and financial condition in future periods.

Corporate Relationships

The Company is highly dependent on a number of corporate relationships and the loss of one of the key relationships could have a material adverse impact on the Company’s operations. Further, the Company cannot be certain it will be able to enter into new relationships on terms as favourable as its current relationships if these relationships and/or agreements were terminated or not renewed.

As noted above, the Company is highly dependent on third party lenders and a loss of a material relationship could have an immediate adverse impact on the Company’s business. The Company’s operations are also dependent on a third party provider of debit card, prepaid credit card, point-of-sale and other electronic payment services, as a majority of the advances provided to customers by the third party lenders are completed through the debit card and prepaid credit card services offered by this supplier.  While there are a number of suppliers of these services, any adverse condition experienced by the existing supplier could have a material impact on the operations of the Company’s business.

Current and Future Competition

The Company is subject to both significant and varied competitive risk. The competitive environment within which the Company operates is somewhat fragmented but could consolidate if large U.S.-based companies decide to increase their involvement in Canada directly.  There are few barriers to entry other than capital once regulations have been implemented fully.

In the payday advance market, the Company’s largest competitor is Dollar Financial Corp., a U.S.-based public company. Dollar Financial operates approximately 461 branches in Canada under the banner “Money Mart”. This includes 33 branches in Quebec which do not provide payday loans. “Cash Money” is the next largest operator in Canada with 104 branches. The rest of the market consists of small single branch operations and regional operations that may have a number of payday loan branches in a given region. Competition also comes from companies, such as cheque cashers, pawnshops, rental stores and others, that offer the payday advance service as an ancillary service. Several companies also provide payday advances via the Internet. Some of Cash Store Financial’s competitors may have larger local or regional customer bases, more locations and larger financial, marketing and other resources than the Company.

There are indications that new market entries have opened locations given the stabilization in provincial regulations.  For example, the largest payday lender in the U.S., “Advance America, Cash Advance Centers, Inc.” has opened several locations within Canada on a test basis. They have indicated that they will be opening additional branches during the year where the provincial regulatory environment has stabilized.  Advance America currently operates 2,820 retail outlets in 37 U.S. jurisdictions. As a result of increasing competition, the Company could lose market share, possibly resulting in a decline in future revenues and earnings.

Influence by Significant Shareholder

Mr. Gordon J. Reykdal, Cash Store Financial’s founder, Chairman and Chief Executive Officer, beneficially owned, directly or indirectly, or had control or direction over, approximately 21.5% of the Company’s common shares outstanding as at June 30, 2009. Accordingly, Mr. Reykdal may be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Key Associates

The success of the Company is dependent on the efforts, skills and performance of a limited number of key individuals, in particular, Mr. Gordon J. Reykdal, Chairman and Chief Executive Officer, as well as other members of senior management and key associates.  The loss of their services for any reason could have a material adverse impact on the Company.  There is competition for such personnel and there can be no assurance that the Company will be successful in attracting and retaining such personnel as it may require. Failure to retain key associates and/or to attract and retain key associates with the necessary skills could have a material adverse impact on the Company.

Possible Volatility of Share Price

The market price of the Company’s common shares has been and may be subject to significant fluctuation in response to numerous factors, including variations in the annual or quarterly financial results of the Company, timing of announcements of acquisitions by the Company or its competitors, conditions in the economy in general, or in the Company’s respective industries in particular, changes in applicable laws and regulations and other factors. Moreover, from time to time, stock markets experience significant price and volume volatility that may affect the market price of the common shares for reasons unrelated to the Company’s performance. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of shares for future sale (including shares issuable upon the exercise of stock options) will have on the market price of the common shares prevailing from time to time. Sales of substantial numbers of such shares or the perception that such sales could occur, could adversely affect the prevailing price of the common shares.

Size and Expansion

The Company has undergone rapid expansion and growth since its inception. There is no guarantee that current or future revenue and earnings from this expansion and growth will be sufficient to maintain current valuations.

Cash Store Financial’s business strategy depends on the ability to compete for suitable locations, the ability to adapt infrastructure and systems to accommodate growth, and the ability to obtain adequate financing for expansion plans to ensure continued product diversification. The start-up costs and the losses from initial operations attributable to each newly opened location place additional demands upon liquidity and cash flow.

In addition, Cash Store Financial’s ability to execute its growth, product diversification and infrastructure enhancement strategies will depend on a number of other factors, some of which may be beyond its control, including:

•                  the prevailing laws and regulatory environment of each province or other jurisdictions in which it operates, which are subject to change at any time;

•                  its ability to obtain and maintain any regulatory approvals, government permits or licenses that may be required;

•                  the degree of competition in new markets and its effect on its ability to attract new customers;

•                  the ability to compete for expansion opportunities in suitable locations;

•                  the ability to recruit, train and retain qualified personnel;

•                  the ability to adapt its infrastructure and systems to accommodate its growth; and

The Company’s systems, procedures, controls and existing space may not be adequate to support expansion of its operations.

Current branch levels and future expansion, if any, may further strain the Company’s management, financial and other resources. Cash Store Financial’s future results of operations will substantially depend on the ability of its officers and key associates to manage changing business conditions and regulatory environments and to implement and improve its technical, administrative, financial control and reporting systems.

New Branch Start-Up Costs

The Company opened 49 new branches in fiscal 2009 and closed 9 branches.  The Company anticipates opening 70 to 80 branches over the next year. Opening or acquiring new branches can involve significant start-up costs. Additionally, new branches may not reach profitability in their first year or ever.  As a result, opening a number of new branches over a short period of time may materially decrease the Company’s net income for a period of time. Furthermore, there can be no assurance that the Company will fully recover these start-up costs.

Media Scrutiny

Media reports and public perception of payday cash advances as being predatory or abusive could decrease demand for payday advances, subjecting the Company to increased regulatory scrutiny and legal proceedings and reducing the Company’s access to sources of financing.

Corporate Structure

The Cash Store Financial Services Inc. is a holding company with no operations of its own and, as such, depends on subsidiaries for cash. If the Company’s subsidiaries do not generate a sufficient amount of cash, the entity’s liquidity (ability to service indebtedness and fund operations) would be materially impaired.

Information Systems

The Company relies upon information systems to manage and operate its operations. Operations maintains a stand-alone computer system and on a daily basis, each branch forwards their daily transaction files to head office via the Internet to permit the Company to reconcile cash balances and report revenues and loan transactions to the Company’s head office. In addition, the branches utilize the Internet to load customer advances on debit cards and prepaid credit cards.  The Company is reliant on a third party provider for these debit and credit card services.  Any extended disruption to the Company’s computer systems or the Internet could adversely affect the Company’s business, results of operations or financial condition.

Economic Factors

The success of the Company is dependant on sustained consumer demand for its products and services. A change in economic condition could have an adverse affect on consumer demand for short-term advances, and thus the Company’s results of operations and financial condition.

Economic Environment

During this period of economic and financial market uncertainty, we continue to analyze the impact to the industry particularly in the areas of revenue growth, default rates and access to capital. To date, we have not experienced any substantial negative effects to our business or ability to meet our customers’ needs, however there is a risk that negative effects could occur to us and our third party lenders.

Other Factors

The Company cautions that the above discussion of risk factors is not exhaustive. Other factors beyond the Company’s control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

DIVIDENDS

On August 26, 2009, the Company announced two dividends, a quarterly cash dividend of $0.065 and a special cash dividend of $0.075 per common share, both are payable on September 24, 2009 to shareholders of record on September 9, 2009.

Decisions on future dividends will be made by the Company’s Board of Directors on a quarterly basis.

Dividends declared per common share for 2009 totaled $0.335 up from $0.175 in 2008.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Cash Store Financial is authorized to issue an unlimited number of common shares having the following rights, privileges, restrictions and conditions:

1.               The holders of common shares are entitled to receive notice of, and vote at, every meeting of the shareholders of Cash Store Financial and shall have one (1) vote for each such common share held.

2.               Subject to the rights, privileges, restrictions and conditions attached to any preferred shares of Cash Store Financial, the holders of common shares are entitled to receive such dividends as the directors may from time to time, by resolution, declare.

3.               Subject to the rights, privileges, restrictions and conditions attached to any preferred shares of Cash Store Financial, in the event of liquidation, dissolution or winding up of Cash Store Financial or upon any distribution of the assets of Cash Store Financial among shareholders being made (other than by way of dividends out of monies properly applicable to the payment of dividends) the holders of common shares shall be entitled to share pro rata.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed on the TSX under the symbol “CSF”.  The volume and price range for the common shares for each month for the fiscal year ended June 30, 2009 was as follows:

	Volume of shares	Price Range ($)
Month ended	traded	Low	High
July, 2008	336,368	3.90	4.40
August, 2008	662,889	4.29	6.50
September, 2008	1,093,904	4.51	6.34
October, 2008	658,604	4.56	6.10
November, 2008	198,615	5.50	6.35
December, 2008	113,836	4.56	6.01
January, 2009	165,584	4.73	5.99
February, 2009	199,957	4.66	5.52
March, 2009	132,145	4.51	4.97
April, 2009	925,961	4.71	5.70
May, 2009	447,455	5.50	6.59
June, 2009	1,167,168	5.90	8.64

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, the date when the individual first became a director, their principal occupations, the positions in the Company held by them and the number and percentage of voting securities of the Company as at August 26, 2009 are as follows:

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)		Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Gordon J. Reykdal Edmonton, Alberta	Chairman and Chief Executive Officer February 23, 2001	Founder, Chairman and Chief Executive Officer of the Company since February 2001, prior to which he was the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. (now easyhome Ltd.), a rental company, since August 1991.		3,590,500	(4)

William C. Dunn (2) (3) Calgary, Alberta	Director May 14, 2002	Chairman of True Energy Inc., an oil & gas company, since September 2000 and is also a Director for Precision Drilling Inc. as well as Vero Energy Inc. From 1982 to 2000 he was the President of Cardium Service and Supply Ltd.		625,000

Brian W. Hesje(1) Edmonton, Alberta	Director December 23, 2003	Chairman of Fountain Tire Ltd., a tire retail company, since 1992, prior to which he was Chief Executive Officer from 2002 to 2005 and President from 1992 to 2002.		100,000

J. Albert (Al) Mondor(1) Edmonton, Alberta	Director April 8, 2008	Vice President at Sumex Inc., since 2006, prior to which he was a Partner of Grant Thornton LLP’s Edmonton practice, since May 1979.	.	6,800

Edward C. McClelland(3) Burlington, Ontario	Director November 8, 2005	Current President and CEO of The Cash Store Australia Holdings Inc., a publicly listed company on the TSX-V exchange since March 2009.. Past experience also includes Vice President for CIBC Finance and President of Transamerica Commercial Finance Canada.		4,500

Robert J.S. Gibson (2), (3) Calgary, Alberta	Director April 8, 2008	President of Stuart & Company Limited, since 1973, as well as Managing Director of Alsten Holdings Ltd.		10,000

Ron Chicoyne (1), (2) Calgary, Alberta	Director October 29, 2008	Managing Director of Links Capital Partners, since August 2005, prior to which he was a Partner and Director of Mercantile Bancorp Limited.		Nil

Name, Municipality of Residence	Position with the Company and Date First Became a Director	Principal Occupation (5 preceding years unless otherwise indicated)	Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Barret Reykdal (5) Edmonton, Alberta	President and Chief Operating Officer N/A	Chief Operating Officer of the Company’s Operations since April 2005, prior to which he was the Director of Operations for the Company’s Western Canadian operations from March 2003 to April 2005, and prior to which he was the Company’s Northern Alberta Regional Manager since June 2001.	203,700

Nancy Bland St. Albert, Alberta	Chief Financial Officer N/A	Chief Financial Officer of the Company since October 2007, prior to which she was the Vice President Finance of the Company. Prior to joining the Company, her experience includes positions with Capital Health, Luscar Ltd., The Northwest Territories Power Corporation, and Grant Thornton Chartered Accountants.	2,500

S.W. (Bill) Johnson(6) Edmonton, Alberta	Senior Executive Vice President N/A	Senior Executive Vice President since November 2008, prior to which he was the President and CEO of Insta-Rent Inc., a public company listed on the TSX-V and prior to which he was the President and COO of the Company’s rental division. Prior to joining the Company his experience included the position of Executive Vice President and Chief Financial Officer of easyhome Ltd. since January 1996.	27,600

Michael Thompson Edmonton, Alberta	Senior Vice President and Corporate Secretary N/A	Senior Vice President and Corporate Secretary since February 2008, prior to which he was the Vice President Investor relations and government affairs. Prior to Joining the company he was the President of The Canadian Payday Loan Association.	4,050

Notes

(1)                                  Member of Audit Committee.

(2)                                  Member of Corporate Governance and Nominating Committee.

(3)                                  Member of Compensation Committee.

(4)                                  3,485,000 of these shares are directly owned by 424187 Alberta Inc., a company controlled by Mr. Reykdal; 83,800 are held by Mr. Reykdal directly and 21,700 are held by Mr. Reykdal’s spouse.

(5)                                  Mr. Barret J. Reykdal is the son of Mr. Reykdal, the Corporation’s Chairman and Chief Executive Officer.

(6)                                  Mr. S. William Johnson ceased employment with Cash Store Financial on March 31, 2008 when the Company spun out the rental division into a separate public company, Insta-Rent Inc. He became President and CEO of Insta-Rent Inc. He was rehired on October 1, 2008 after Insta-Rent Inc. was acquired by easyhome Ltd., a company listed on the TSX.

As at August 26, 2009, the Company’s directors and executive officers together beneficially owned 4,574,650 (27.4%) of the Company’s outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease-Trade Orders or Bankruptcies

No director or executive officer of the Company, or shareholder of the Company, holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any of such persons, as applicable, is or has been, within the preceding 10 years, a director or executive officer of any company that, while that person was acting in such capacity:

a)              was the subject of a cease-trade order or similar order or an order that denied the relevant company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

b)             was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Company being the subject of a cease-trade or similar order or an order that denied the other company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c)              within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director or executive officer of the Company, or shareholder of the Company, holding a sufficient number of securities of the Company to affect materially the control of the Company, or personal holding company of any such persons, is or has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanction imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision concerning the Company’s securities.

Personal Bankruptcies

No director or executive officer of the Company, or shareholder of the Company, holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, is or has, within the preceding 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

The directors and officers and shareholders of the Company holding a sufficient number of securities of the Company to affect materially the control of the Company have furnished the information pertaining to Corporate Cease-Trade Orders or Bankruptcies, Penalties or Sanctions and Personal Bankruptcies.

Conflicts of Interest

To the best of our knowledge, no director or executive officer of the Company has an existing or potential material conflict of interest with Cash Store Financial or any of its subsidiaries with the exception of the following:

•                  Mr. Gordon Reykdal, Mr. S. William Johnson and Mr. Edward McClelland are currently on the Board of Directors of The Cash Store Australia Holdings Inc., for which the Company has an investment in as described above in “Foreign Operations”. The Company has a service agreement with The Cash Store Australia Holdings Inc. to provided certain administrative functions; and

•                  Mr. Barret J. Reykdal, the Company’s President and Chief Operating Officer, is the son of Mr. Reykdal, the Corporation’s Chairman and Chief Executive Officer.

LEGAL PROCEEDINGS

In prior periods, the Company was served with three separate Statements of Claim by individuals resident in Alberta, British Columbia and Ontario alleging that Cash Store Financial is in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes. The claims seek various declarations and damages including the reimbursement of any amounts judged to be illegal. In each of these proceedings the claimants sought to have their lawsuits certified as Class Actions.  As of June 30, 2009, the status of the three actions is as follows:

1.               On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc, by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that the Company was in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law.  The statement of claim stated that the members of the class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the class. The settlement did not constitute any admission of liability by Cash Store Financial

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on the Company’s estimate of the rate of take-up of the available cash and vouchers, a provision of $1,910 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.  During the year ended June 30, 2009, the Company paid the legal fees and costs of the class.. On August 6, 2009 the claims process was concluded and the Company issued $750,000 in vouchers and $750,000 in cheques to the Class members as full and final satisfaction of all claims.

2.               On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constituted interest and therefore violated s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, The Company settled the British Columbia Related Actions in principle.  The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010.

Under the terms of the settlement in principle, the Company is to pay to the eligible class members a maximum estimated amount of $8 million in cash and $8 million in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on The Company’s estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5,000 has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund.  The estimated maximum exposure with respect to this settlement is approximately $16,000.  It is possible that additional reserves above that are already recorded by the Company could be required.  Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of class members who may sign up for the settlement.

3.               The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.

Cash Store Financial believes that it has conducted our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts.

The Company is also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for this claim.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the knowledge of the directors and executive officers of the Company, no director or executive officer of the Company or person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over more than 10% of the outstanding common shares of the Company, or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. acts as the transfer agent and registrar for Cash Store Financial through its office in Toronto, Ontario.

EXPERTS

KPMG LLP, Chartered Accountants (“KPMG”) were the auditors of the Company for the year ended June 30, 2009, and prepared and executed the audit report accompanying the annual financial statements.  KPMG has confirmed their independence with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Audit Committee’s Charter

The Company’s Audit Committee charter sets out its roles and objectives, responsibilities and duties, and membership standards for reporting to the Board of Directors.  A copy of the charter is attached hereto as Appendix “A”.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, all of whom are independent directors: J. Albert (Al) Mondor, Brian W. Hesje and Ron Chicoyne.  Each member of the Audit Committee is “financially literate” within the meaning of applicable Canadian securities laws.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

1.               J. Albert (Al) Mondor, CA (Chairman of the Audit Committee)

Mr. Mondor is a Chartered Accountant.  He earned a Bachelor of Commerce degree in Economics from the University of Alberta in 1969.  Since July 2006, Mr. Mondor has served as a Vice President of Sumex Inc. which provides capital and financing solutions to businesses.  Previously, he was a Partner of Grant Thornton LLP, Chartered Accountants from May 1979 to June 2006.

2.               Brian W. Hesje, FCA, MBA

Mr. Hesje is a Chartered Accountant and is a Fellow of the Institute of Chartered Accountants of Alberta. He earned an MBA degree from the University of Alberta and is the Chairman, and former Chief Executive Officer, of Fountain Tire Ltd., which has been recognized as one of Canada’s 50 best managed private companies.

3.               Ron Chicoyne, CFA, CF

Mr. Chicoyne holds a Chartered Financial Analyst, Corporate Finance qualification and received his Bachelor of Commerce (Honours) degree from the University of Manitoba.  Mr. Chicoyne has been the Managing Director of Links Capital Partners, since August 2005 prior to which he was a partner and Director of Mercantile Bancorp Limited.

Pre-approval Policies and Procedures

As part of the Company’s corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the auditors’ engagement. To further ensure that the independence of the auditors is not compromised, company policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Company’s Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

KPMG LLP has served continually as the Company’s external shareholders’ auditor since January 2002.  The following table lists the fees billed by KPMG LLP, by category, during the last two fiscal years:

	Year ended June 30, 2009	Year ended June 30, 2008
Audit fees	$195,178	$173,000
Tax fees	$6,510	$110,500
All other fees	$69,150	$147,862
Total fees	$270,838	$431,362

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Company’s interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of special attest services as required by various government entities.

Tax Fees

Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of a goods and services tax re-assessment.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular dated August 28, 2008.

Additional financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended June 30, 2009, both of which are available on SEDAR at www.sedar.com. Security-holders may also obtain a copy of the Company’s financials statements and MD&A by writing to the Company at 17631 — 103 Avenue, Edmonton, Alberta, T5S 1N8, or through the Company’s website at www.csfinancial.ca.

Appendix “A” — Audit Committee Charter

MANDATE AND TERMS OF REFERENCE OF THE
AUDIT COMMITTEE

General

The purpose of this document is to establish the Charter of the Audit Committee of The Cash Store Financial Services Inc. (the “Corporation”).

Purpose

The purpose of the Audit Committee is to:

(a)                                  review and recommend to the Board for acceptance, prior to their public release, all material financial information required to be gathered and disclosed by the Corporation;

(b)                                 oversee management designed and implemented accounting systems and internal controls; and

(c)                                  recommend, engage, supervise, arrange for the compensation and ensure the independence of the external auditor to the Corporation.

Structure

The Audit Committee will be comprised of at least three members of the Board each of whom will at all times be independent and financially literate as those terms are defined in Multilateral Instrument 52-110 and possess:

(a)                                  an understanding of the accounting principles used by the Corporation to prepare its financial statements;

(b)                                 the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)                                  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)                                 an understanding of internal controls and procedures for financial reporting.

The Audit Committee is required to meet in person, or by telephone conference call, at least once each quarter and as often thereafter as required to discharge the duties of the Audit Committee.

Each member of the Audit Committee shall serve during the pleasure of the Board of Directors and, in any event, only so long as that person shall be a director.  The Directors may fill vacancies in the Audit Committee by election from among their number.  The Board of Directors may remove a member of the Audit Committee at any time in its sole discretion by resolution of the Board of Directors.

The Chair of the Audit Committee appointed by the Board will, in consultation with the members, determine the schedule, time and place of meetings, and in consultation with management and the external auditor, establish the agenda for meetings.

A quorum for a meeting of the Audit Committee shall be a majority of members present in person or by telephone conference call.

Notice of the time and place of every meeting shall be given in writing, by email or facsimile to each member of the Audit Committee at least 24 hours prior to the time fixed for such meeting, provided that a member may in any manner waive a notice of meeting.

Responsibilities

The Audit Committee is responsible for:

(a)                                  discussing issues of its choosing with the external auditor, management and corporate counsel;

(b)                                 establishing procedures for the confidential anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Following the receipt of any complaints received submitted through the confidential process established by the Corporation, if a complaint is deemed to require further investigation, the Audit Committee shall take appropriate steps to carry out such investigation, including appointing the appropriate investigators with respect to such complaint;

(d)                                 establishing procedures for the receipt and treatment of complaints received by the Corporation regarding accounting, internal accounting controls and auditing matters and the retention (for at least 7 years) of copies of concerns and evidence of investigations; and

(e)                                  making inquiries of the external auditor and legal counsel to the Corporation regarding potential claims, assessments, contingent liabilities, and legal and regulatory matters that may have a material impact on the financial statements of the Corporation.

To preserve the independence of the external auditor responsible for preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, the Audit Committee is responsible to:

(a)                                  recommend to the Board the external auditor to be nominated;

(b)                                 recommend to the Board the external auditor’s compensation;

(c)                                  evaluate the external auditor’s qualifications, performance and independence including by annually reviewing:

(i)                                     a report of the auditor describing its internal quality-control procedures;

(ii)                                  material issues raised by its most recent internal quality-control review; and

(iii)                               the results of any inquiry or investigation by government or professional authorities of the auditor within the last five years;

(d)                                 review the experience and qualifications of the senior members of the external auditors, ensure that the lead audit partner is replaced periodically in accordance with applicable law, and that the audit firm continues to be independent;

(e)                                  review and pre-approve any engagements for non-audit services to be provided by the external auditor and its affiliates in light of the estimated fees and impact on the external auditor’s independence;

(f)                                    review with management and with the external auditor:

(i)                                     any proposed changes in major accounting policies;

(ii)                                  the presentation and impact of significant risks and uncertainties; and

(iii)                               key estimates and judgments of management that may be material to financial reporting; and

(g)                                 review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Corporation in compliance with the requirements set out in section 2.4 of Multilateral Instrument 52-110.

The Audit Committee is required to:

(a)                                  maintain direct communications with the internal and external auditors;

(b)                                 discuss and review specific issues with the external auditor;

(c)                                  oversee the work of the external auditor;

(d)                                 resolve any disagreements between management and the external auditor;

(e)                                  meet with the external auditor at least annually in the absence of management;

(f)                                    ensure that the external auditor is answerable to the Audit Committee, as representatives of the shareholders, rather than to the executive officers and management;

(g)                                 pre-approve all audit services;

(h)                                 meet with the external auditor prior to the audit to review the scope and general extent of the external auditor’s annual audit including planning and staffing the audit and the factors considered in determining the audit scope, including risk factors;

(i)                                     upon completion of the annual audit and prior to public disclosure, review the following with the CEO, CFO and executive officers:

(i)                                     annual financial statements, footnotes and management discussion and analysis of financial condition and results of operations;

(ii)                                  significant accounting judgments and reporting principles, practices and procedures applied in preparing the financial statements, including newly adopted accounting policies and the reasons for their adoption;

(iii)                               results of the combined audit of the financial statements and internal controls over financial reporting;

(iv)                              significant changes to the audit plan, if any, and any disputes or difficulties with management encountered during the audit, including any disagreements which, if not resolved, would have caused the external auditor to issue a non-standard report on the Corporation’s financial statements; and

(v)                                 co-operation received by the external auditor during its audit including access to all requested records, data and information.

The Audit Committee will:

(a)                                  be satisfied and obtain reasonable assurances from management and the external auditors that:

(i)                                     accounting systems are reliable;

(ii)                                  prescribed internal controls are effective; and

(iii)                               adequate procedures are in place for the review of the disclosure of financial information extracted or derived from the Corporation’s financial statements;

(b)                                 periodically assess the adequacy of accounting systems, internal controls and procedures for the review of disclosure of financial information;

(c)                                  direct the external auditor’s examinations to particular issues;

(d)                                 review control weaknesses identified by the external auditor and management’s response;

(e)                                  review with the external auditor its view of the qualifications and performance of the key financial and accounting executives:

(f)                                    consider and review the following issues with management and the Director of internal audit:

(i)                                   significant findings of the internal audit group as well as management’s response to them;

(ii)                                any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

(iii)                             the internal auditing budget and staffing;

(iv)                            the Audit Services Charter; and

(v)                               compliance with the The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;

(g)         approve the appointment, replacement, or dismissal of the Director of the internal audit group;

(h)         review and approve the compensation of the Director of the internal audit group;

(i)             review and approve the reporting relationship of the internal auditor to ensure that an appropriate segregation of duties is maintained and that the internal auditor has an obligation to report directly to the Audit Committee on matters affecting the Audit Committee’s duties, irrespective of his or her other reporting relationships; and

(j)             direct the Director of the internal audit group to review any specific areas the Committee deems necessary.

Reporting

The Audit Committee is responsible, following each meeting, to report to the Board regarding its activities, findings, recommendations, any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, compliance with applicable law, the performance and independence of the external auditor and the effectiveness of the internal audit function.

The Audit Committee is responsible for reviewing and recommending their approval to the Board, prior to their distribution, of all:

(a)                                  interim and annual financial statements and notes thereto;

(b)                                 management’s discussion and analysis of financial condition and results of operations;

(c)                                  relevant sections of the annual report, annual information form and management information circular containing financial information;

(d)                                 forecasted financial information and forward-looking statements;

(e)                                  press releases and other documents in which financial statements, earnings forecasts, results of operations or other financial information is disclosed; and

(f)                                    disclosure of the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates.

The Audit Committee will annually, prior to public disclosure of its annual financial statements, ensure that the external auditor has current participant status with, and is in compliance with, any restriction or sanction imposed by the Canadian Public Accountability Board.

The Audit Committee will prepare any reports required to be prepared by the Committee under applicable law including quarterly reports regarding ongoing investigations made pursuant to the Company’s Whistleblower Policy.

The Audit Committee is responsible to annually review, and in its discretion, make recommendations to the Board regarding changes to its Charter and the position description of its Chair.

The Audit Committee has the power, at the expense of the Company, to retain, instruct, compensate and terminate independent advisors to assist the Audit Committee in the discharge of its duties.

Approved by the Board of Directors August 26, 2009